

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

Via E-mail
William J. Lynch, Jr.
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Ave
New York, NY 10011

>   **Re: Barnes & Noble, Inc.**
>   **Form 10-K**
>   **Filed June 29, 2011**
>   **File No. 1-12302**

Dear Mr. Lynch, Jr.:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Exhibits and Financial Statement Schedules, page 41

1.   We note that your allowance for doubtful accounts rollforward reflects $2.1 million charged to costs and expenses during fiscal 2011. Considering these charges almost doubled the allowance for doubtful accounts, please tell us the factors that caused this increase. To the extent any additional allowance relates to B&N College receivables, please explain how acquisition-date fair value was determined. Please ensure you describe the reason for this and any similar financial statement changes within MD&A to the extent such information is necessary to an understanding of your financial condition, changes in financial condition and/or results of operations.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-4

Segments, page F-5

2.   We note the disclosure in your Form 8-K filed January 5, 2012 that you are evaluating your "reporting segments" due to the increased significance of the NOOK business platform and that the evaluation "may result in reporting NOOK as a separate operating segment." We further note that you have decided to pursue strategic exploratory work to separate the NOOK business. Please tell us whether or not discrete financial information is available for your NOOK business. If so, please tell us in detail the extent of your chief operating decision maker's involvement in reviewing such information. Please provide us with this information as it relates to fiscal year 2011 and, if applicable, explain any changes made to the financial information packages and/or CODM review process during fiscal 2012.

B&N College, page F-6

3.   We note that your management service agreements provide schools with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guarantee. If you include these payments in cost of sales, please revise your disclosure in future filings, such as on page F-12, to clearly specify that these payments are included in cost of sales. If these costs are classified below gross margin, please quantify them in future filings.

B&N.com, page F-7

4.   We note your disclosure on page 27 that the gross margin for your online sales is generally lower than for sales in retail stores. Please disclose in future filings within your MD&A introduction the reasons for such gross margin variances. If due to discount pricing related to online sales, discuss the risk of migration from retail store sales to online.

Results of Operations, page F-8

5.   In future filings, please discuss the impact of gift card breakage on your result of operations. While the amounts of breakage recognized may be immaterial to net sales, the impact can be material to operating and/or net income as breakage typically has no directly associated costs and is an estimate subject to change based upon experience. Accordingly, it appears there were instances when the breakage recognized and the changes in breakage between the periods presented in your annual and quarterly filings had a material impact on your results of operations.

Note 1. Summary of Significant Accounting Policies, page F-41

Goodwill and Unamortizable Intangible Assets, page F-43

6.   In light of your conclusion that goodwill was not impaired during fiscal year 2011 or the first three quarters of fiscal 2012 despite your operating losses during those periods and the significant difference between market capitalization and stockholders' equity at the evaluation date, please provide us with the analysis of your latest goodwill impairment test performed as of October 30, 2011 including the method by which you determined fair value. To the extent your method produces a higher value than market capitalization as of the same date, please help us understand the reason(s) for any difference. In your response, please quantify each reporting unit's carrying value and fair value as of the testing date and tell us whether any of your reporting units were or are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. Please also tell us if any of your unamortizable intangible assets were or are at risk of impairment as of your most recent impairment testing date.

Revenue Recognition, page F-44

7.   We understand that you derive your revenues from several sources, including but not limited to the sale of tangible books and content, digital books and content, NOOK devices and related accessories, music, movies, toys and games, and café products and services. We also note that you record net revenue from the sales of third-party extended warranties, service contracts and other products.   Please revise future filings to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

8.   You disclose that revenue from sales of your products is recognized at the time of sale. For products shipped to customers, please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination and whether that determines the time of sale. In addition, please tell us whether your sales agreements contain any rights of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why, if applicable, sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Please refer to SAB Topic 13.A.3.b.

9.   We note that you account for your NOOK sales under the multiple element arrangement guidance of ASC 605-25 and ASU's 2009-13 and 2009-14. Please address the following comments related to these arrangements:

   •   We note that you consider NOOK and the software essential to its functionality as a separate unit of accounting and recognize the revenue allocated to this delivered item at the time of sale. Please tell us in sufficient detail how you determined that the NOOK and its essential software is a separate unit of accounting under ASC 605-25-25-5. In particular, please address how the delivered item has value to a customer on a standalone basis considering it appears that another vendor or the customer cannot resell the delivered item separately from the undelivered items, consisting of post-service customer support ("PCS") and wireless access.

   •   We note that revenue allocated to PCS and wireless access is deferred and recognized on a straight-line basis over the two-year estimated life of NOOK. Since you launched NOOK in October 2009, we note that NOOK was in existence for less than two years as of the date you filed this Form 10-K. Accordingly, please tell us in sufficient detail how you determined the two-year estimated life of your NOOK devices.

10.   In the last paragraph on page F-44 you disclose that you pay certain vendors who distribute NOOK a commission on the content sales sold through that device. We note that you account for these transactions as a reduction in the sales price based on historical trends of content sales and a liability is established for the estimated commissions expected to be paid over the life of the product. Based on these disclosures, it appears you record commissions on consummated content sales as well as total estimated future content sales. Citing authoritative GAAP guidance, please tell us, if true, why you record a commission liability for sales transactions not yet consummated. In order to assist us in understanding your accounting, please provide us with further details about the nature and terms of these transactions and consider providing an illustrative example.

11.   We note your disclosure on page 17 that certain digital content is distributed under an agency pricing model in which publishers set fixed prices for eBooks and that you receive a fixed commission on content sold through Barnes & Noble.com. Please explain to us the extent of your digital content sales subject to such agency agreements. For example, if nearly all of your digital content sales outside of your owned publishing operation is subject to these agreements and, therefore, recognized on a net basis, we believe disclosing such information, including quantifying the revenues pursuant to our preceding comment, would be useful to investors.

Note 2. Credit Facility, page F-48

12.   We note that you entered into an amended and restated credit agreement in April 2011 and, as a result, wrote off approximately $6.6 million of deferred financing fees related to

your 2009 Credit Facility and are amortizing the remaining unamortized deferred costs of $16.3 million over the term of the amended credit facility. Citing authoritative accounting guidance such as ASC 470-50-40, please tell us how your accounting treatment for these costs complies with GAAP.

Note 10. Other Comprehensive Earnings (Loss), Net of Tax, page F-59

13.   We note that your sale of the Calendar Club during the transition period ended May 2, 2009 resulted in an approximate $2.5 million increase to accumulated other comprehensive income that remains in accumulated other comprehensive income at the end of fiscal 2011. Based on your statement of changes in shareholders' equity on page F-38, we also note that this transaction resulted in an approximate $4.8m reclass between APIC and retained earnings during the fiscal year ended May 1, 2010. Please tell us the nature of and reasons for these adjustments.

Note 11. Changes in Intangible Assets and Goodwill, page F-61

14.   Please provide us with an analysis that supports the use of indefinite lives for your publishing contracts recorded at $21.3 million. In doing so, please describe the nature and significant terms of these contracts including why you believe such contracts do not possess definite lives.

15.   We note that you have re-allocated $29.1 million of goodwill from your B&N Retail segment to your B&N.com segment. Please tell us how you computed the re-allocated goodwill amount and demonstrate how your treatment complies with ASC paragraphs 350-20-35-45 and 46.

Note 12. Acquisition of B&N College, page F-62

16.   We note that the $245 million amount assigned to trade names in your B&N College acquisition represents the "incremental value" assigned as part of the acquisition, which is not the full fair value of the Barnes & Noble trade name. Please tell us in further detail how you determined the fair value of this "incremental value." Since you licensed this trade name prior to the acquisition, please also tell us how you considered the guidance in ASC paragraphs 805-10-25-20 through 22 and the preexisting relationship guidance in ASC paragraphs 805-10-55-20 through 23 in determining whether or not a gain or loss should be recognized on this or any other preexisiting contractual relationships.

Note 20. Legal Proceedings, page F-73

17.   We note your disclosures of individual material legal matters as well as your statement that proceedings in the ordinary course of business are not expected to have a material adverse effect on your consolidated financial position or results of operations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may

have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Form 10-Q for the Fiscal Quarter Ended January 28, 2012

Consolidated Statements of Cash Flows, page 7

18.   Please explain to us why you reflect the acquisition of Borders Group, Inc. intellectual property as a cash inflow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant